Exhibit 99.1

SPI Appoints 30+ Year Finance and Law Veteran Randolph Conone as SVP Investor Relations and Finance

SANTA CLARA, CA / July 19, 2021

SPI Energy Ltd. (NASDAQ:SPI), SPI Energy Co., Ltd. ("SPI Energy" or the "Company") (NASDAQ: SPI), a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced the appointment of Randolph Conone as its new SVP of Investor Relations and Finance beginning on July 16, 2021.

Conone brings three decades of experience as a finance and legal professional, including tenures as a hedge fund portfolio manager, investment banker, corporate attorney, and Fortune 50 executive officer.  He was the Portfolio Manager of the Occasio Fund, a US long/short equity hedge fund, an investment banker at Bear Stearns, where he focused on public company technology and healthcare issuers and at Oberon Securities where he focused on transactions for private companies in the healthcare, consumer, and technology industries, an Assistant General Counsel at International Paper Company, and he practiced as a corporate attorney in Chicago.  Conone earned an MBA in Finance from the University of Chicago - Booth School of Business where he was on the Dean’s List, a JD from the University of Virginia School of Law and a BSBA in Finance, Summa Cum Laude, from Ohio State University.

“I am excited to join SPI as it continues to execute on its global growth strategy in the high growth solar and EV markets,” said Conone. “Denton and the SPI team have built a formidable foundation in these burgeoning industries, and I look forward to being a valuable contributor to the Company’s ongoing success as it continues to capitalize on significant opportunities to accelerate growth and build lasting shareholder value.”

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third-party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

SPI Energy Co., Ltd.

Contact:

IR Department
ir@spigroups.com

Dave Gentry
RedChipCompanies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.